UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NGM BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

James Evangelista

The Column Group, LP

1 Letterman Drive,

Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,103,333(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 11,103,333(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,103,333(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.0%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG LP (as defined in Item 2(a) below). TCG GP (as defined in Item 2(a) below) is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on May 5, 2022 (the “Form 10-Q”).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(1)
	8.	Shared Voting Power: 11,103,333(2)
	9.	Sole Dispositive Power: 100,000(1)
	10.	Shared Dispositive Power: 11,103,333(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,203,333(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.1%(3)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG GP. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

All shares are held of record by TCG LP. TCG GP is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,265,758(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,265,758(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,265,758(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,265,758(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100,000(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCGM LP (as defined in Item 2(a) below). Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCGM LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by Ponoi LP (as defined in Item 2(a) below). Ponoi LLC (as defined in Item 2(a) below) is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All shares are held of record by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by Ponoi II LP (as defined in Item 2(a) below). Ponoi II LLC (as defined in Item 2(a) below) is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All shares are held of record by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 858,035 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 858,035 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,035 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 968,990 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 968,990 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,990 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.2%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III-A GP (as defined in Item 2(a) below) is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III-A GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,827,025 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,827,025 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,827,025 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.3%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 858,035 shares held of record by TCG III LP and (ii) 968,990 shares held of record by TCG III-A LP. TCG III GP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,650,177 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,650,177 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,650,177 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG IV LP (as defined in Item 2(a) below). TCG IV GP LP (as defined in Item 2(a) below) is the general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC (as defined in Item 2(a) below) is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 90,442 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 90,442 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,442 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG IV-A LP (as defined in Item 2(a) below). TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,740,619 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,740,619 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,740,619 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.5%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,740,619 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,740,619 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,740,619 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.5%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 44,000(1)
	8.	Shared Voting Power: 20,734,551 (2)
	9.	Sole Dispositive Power: 44,000(1)
	10.	Shared Dispositive Power: 20,734,551 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,778,551 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 26.2%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by Peter Svennilson.
(2)

Peter Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP and TCG IV-A LP.

(3)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 140,425 (1)
	8.	Shared Voting Power: 20,844,551 (2)
	9.	Sole Dispositive Power: 140,425 (1)
	10.	Shared Dispositive Power: 20,844,551 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,984,976 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 26.5%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 80,000 shares held directly by David Goeddel and (ii) 60,425 shares underlying stock options granted to David Goeddel for his service as a member of the Issuer’s board of directors, which vest within 60 days of this statement.

(2)

David Goeddel, a member of the Issuer’s board of directors, is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP and TCG IV-A LP. David Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 110,000 shares of Common Stock held directly by the Goeddel Trust.

(3)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 15,000(1)
	8.	Shared Voting Power: 7,165,460 (2)
	9.	Sole Dispositive Power: 15,000 (1)
	10.	Shared Dispositive Power: 7,165,460 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,180,460 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.1%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	All shares are held directly by Timothy Kutzkey
(2)

Timothy Kutzkey is a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC, and a managing partner of TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP. TCG III-A LP, TCG IV LP and TCG IV-A LP.

(3)	Based on 79,257,148 shares of Common Stock outstanding as of May 2, 2022, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 5 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2019 as it has been amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 that were filed with the SEC on May 17, 2019, October 18, 2019, April 2, 2020 and February 3, 2022, respectively (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended to add the following language:

On May 9, 2022, TCG IV LP purchased 80,430 shares of Common Stock for an aggregate purchase price of $868,072.95.

On May 9, 2022, TCG IV-A LP purchased 2,745 shares of Common Stock for an aggregate purchase price of $29,626.51.

On May 10, 2022, TCG IV LP purchased 30,233 shares of Common Stock for an aggregate purchase price of $343,555.72.

On May 10, 2022, TCG IV-A LP purchased 1,032 shares of Common Stock for an aggregate purchase price of $11,727.24.

On May 11, 2022, TCG IV LP purchased 80,430 shares of Common Stock for an aggregate purchase price of $904,483.61.

On May 11, 2022, TCG IV-A LP purchased 2,745 shares of Common Stock for an aggregate purchase price of $30,869.17.

On May 12, 2022, TCG IV LP purchased 80,430 shares of Common Stock for an aggregate purchase price of $934,773.55.

On May 12, 2022, TCG IV-A LP purchased 2,745 shares of Common Stock for an aggregate purchase price of $31,902.94.

On May 13, 2022, TCG IV LP purchased 125,096 shares of Common Stock for an aggregate purchase price of $1,412,333.84.

On May 13, 2022, TCG IV-A LP purchased 4,269 shares of Common Stock for an aggregate purchase price of $48,197.01.

On May 16, 2022, TCG IV LP purchased 32,072 shares of Common Stock for an aggregate purchase price of $413,776.91.

On May 16, 2022, TCG IV-A LP purchased 1,094 shares of Common Stock for an aggregate purchase price of $14,114.24.

On May 17, 2022, TCG IV LP purchased 86,110 shares of Common Stock for an aggregate purchase price of $1,155,346.48.

On May 17, 2022, TCG IV-A LP purchased 2,939 shares of Common Stock for an aggregate purchase price of $39,432.86.

On May 18, 2022, TCG IV LP purchased 60,583 shares of Common Stock for an aggregate purchase price of $799,931.87.

On May 18, 2022, TCG IV-A LP purchased 2,067 shares of Common Stock for an aggregate purchase price of $27,292.46.

On May 19, 2022, TCG IV LP purchased 19,984 shares of Common Stock for an aggregate purchase price of $264,881.92.

On May 19, 2022, TCG IV-A LP purchased 682 shares of Common Stock for an aggregate purchase price of $9,039.71.

On May 20, 2022, TCG IV LP purchased 18,406 shares of Common Stock for an aggregate purchase price of $248,068.71.

On May 20, 2022, TCG IV-A LP purchased 628 shares of Common Stock for an aggregate purchase price of $8,463.93.

On May 24, 2022, TCG IV LP purchased 17,240 shares of Common Stock for an aggregate purchase price of $230,464.32.

On May 24, 2022, TCG IV-A LP purchased 588 shares of Common Stock for an aggregate purchase price of $7,860.38.

On May 25, 2022, TCG IV LP purchased 41,863 shares of Common Stock for an aggregate purchase price of $562,425.22.

On May 25, 2022, TCG IV-A LP purchased 1,429 shares of Common Stock for an aggregate purchase price of $19,198.47.

On May 26, 2022, TCG IV LP purchased 19,534 shares of Common Stock for an aggregate purchase price of $263,582.03.

On May 26, 2022, TCG IV-A LP purchased 667 shares of Common Stock for an aggregate purchase price of $9,000.16.

On May 27, 2022, TCG IV LP purchased 2,621 shares of Common Stock for an aggregate purchase price of $35,255.86.

On May 27, 2022, TCG IV-A LP purchased 89 shares of Common Stock for an aggregate purchase price of $1,197.17.

On May 31, 2022, TCG IV LP purchased 59,766 shares of Common Stock for an aggregate purchase price of $804,797.00.

On May 31, 2022, TCG IV-A LP purchased 2,040 shares of Common Stock for an aggregate purchase price of $27,470.23.

On June 1, 2022, TCG IV LP purchased 88,964 shares of Common Stock for an aggregate purchase price of $1,196,565.80.

On June 1, 2022, TCG IV-A LP purchased 3,036 shares of Common Stock for an aggregate purchase price of $40,834.20.

On June 2, 2022, TCG IV LP purchased 33,071 shares of Common Stock for an aggregate purchase price of $431,024.26.

On June 2, 2022, TCG IV-A LP purchased 1,129 shares of Common Stock for an aggregate purchase price of $14,714.60.

On June 9, 2022, TCG IV LP purchased 951,684 shares of Common Stock for an aggregate purchase price of $12,847,734.

On June 9, 2022, TCG IV-A LP purchased 32,477 shares of Common Stock for an aggregate purchase price of $438,439.50.

TCG IV LP and TCG IV-A LP received the funds used to purchase each entity’s respective shares of Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2022

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact